Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2022

(Expressed in Canadian dollars unless otherwise stated)

April 13, 2022

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc., for the three months ended February 28, 2022, should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended February 28, 2022, and its annual information form (the "AIF") and audited consolidated financial statements and the notes thereto for year ended November 30, 2021, copies of which are available under the Company's profile at www.sedar.com.

The Company's unaudited condensed consolidated interim financial statements for the three months ended February 28, 2022, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). Unless otherwise stated, all information contained in this MD&A is as of April 13, 2022.

References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "R$" are to Brazilian Reals.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) the Company's expectations and plans regarding the launch of U.S. GoldMining Inc. ("US GoldMining"); (iii) capital requirements and ability to obtain requisite financing; (iv) expectations respecting the receipt of necessary licences and permits, including obtaining extensions thereof;; and (v) the Company's strategy; and future business plans, including the execution of its value enhancement strategies. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the Company's ability to launch US GoldMining, including its ability to raise requisite capital to operate US GoldMining as a standalone entity; (iii) commodities prices; (iv) the ability of the Company to identify and execute on value enhancement opportunities such as joint ventures, option agreements and other divestitures; (v) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral property options; and (vi) the timing and ability to obtain requisite operational, environmental and other licences, permits and approvals, including extensions thereof. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the Company's limited operating history; (ii) general economic conditions; (iii) the Company not being able to obtain necessary financing on acceptable terms or at all; (iv) any inability to identify or complete value enhancing transactions on acceptable terms or at all; (v) the Company losing or abandoning its property interests; (vi) the Company's properties being in the exploration stage and without known bodies of commercial ore; (vii) the Company being able to obtain or maintain all necessary permits, licences and approvals; (viii) environmental laws and regulations becoming more onerous; (ix) potential defects in title to the Company's properties; (x) fluctuating exchange rates; (xi) fluctuating commodities prices; (xii) operating hazards and other risks of the mining and exploration industry; (xiii) competition; potential inability to find suitable acquisition opportunities and/or complete the same; and (xiv) other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the AIF.

These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Business Overview

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

The Company's projects currently include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the São Jorge, Cachoeira, Surubim, Boa Vista, and Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, Brazil, respectively; the Crucero Gold Project, located in Peru; the Almaden Gold Project, located in Idaho, United States; and the Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and Alberta, Canada, respectively.

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD", on the NYSE American under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy is premised on the execution of a dual pronged approach of advancing the existing portfolio including pursuing partnerships and joint ventures, the continuation of evaluating accretive acquisition opportunities and evaluating spin-outs and disposition opportunities.

Recent Developments

Creation of U.S. GoldMining for advancing the Whistler Project

On February 28, 2022, the Company announced that it had created a new subsidiary, US GoldMining, which will be focused on advancing the Company's Whistler gold-copper Project, located in Alaska, USA. The Company's board of directors has approved a strategy to have U.S. GoldMining operated as a separate public company through an initial public offering or similar transaction.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities Inc. and Roth Capital Partners, LLC (collectively, the "Agents"), for an at-the-market equity distribution program (the "ATM Program").

Pursuant to the ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE American, as applicable, at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) January 1, 2023.

Subsequent to the quarter ended February 28, 2022, a total of 1,482,505 ATM Shares were distributed by the Company under the ATM Program through the facilities of the TSX and NYSE American. Aggregate gross proceeds raised subsequent to February 28, 2022 were $0.96 million (representing net proceeds of $0.93 million) through sales on the TSX and US$1.99 million (representing net proceeds of US$1.94 million) through sales on the NYSE American, and the Agents were paid aggregate commissions on such sales of $0.02 million and US$0.05 million (representing 2.50% of the gross proceeds of the ATM Shares sold), respectively, with such sales

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Acquisition of Existing Net Smelter Return Royalty on Yarumalito Project

On March 14, 2022, the Company announced that it has acquired an existing 1% net smelter return ("NSR") royalty on the Company's Yarumalito Project in Colombia from Newrange Gold Corp. (“Newrange”). Pursuant to the agreement, the Company paid Newrange $100,000 in cash and delivered 10,000 common shares of the Company.

Update on Material Properties

The Company's principal mineral properties are currently its La Mina, São Jorge, Whistler and Titiribi projects.

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at each such project (the "Strategic Review Process"). To date, pursuant to this Strategic Review Process, the Company has identified additional studies and reports to be completed at certain of its properties as detailed below. Such work may include undertaking additional studies, economic assessments and/or exploration and development work. Other than as disclosed herein, such work has not been finalized as of the date hereof including for the Yellowknife Gold Project on which the Company announced initiation of a PEA on September 23, 2021, but has not defined a completion date as it is focusing on other priority projects. Additionally, the Company currently plans to maintain each of its projects in good standing.

La Mina Gold Project

During the three months ended February 28, 2022, the Company incurred $137,076 of expenditures on the La Mina Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services including work to advance a potential exploratory drill program, payroll and personnel expenses and surface rights lease payments.

On January 12, 2022, the Company announced results of a positive Preliminary Economic Assessment ("PEA") prepared in accordance with National Instrument 43-101 on the La Mina Project. The independent PEA provides a compelling base case assessment for a mining operation with additional potential available through proposed exploration of the adjacent La Garrucha deposit. The Project generates a pre-tax net present value (NPV) of US$340 million at a 5% discount rate and an after-tax NPV of US$232 million with an internal rate or return (IRR) of 14.5% using metal prices of US$1,600 per ounce gold, US$21 per ounce silver and US$3.39 per pound copper.

The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

On February 25, 2022, the Company filed a new technical report, which included a PEA for the La Mina Project titled "NI 43-101 Technical Report and Preliminary Economic Assessment GoldMining Inc. La Mina Project Antioquia, Republic of Colombia", with an effective date of January 12, 2022. Readers should refer to such technical report, a copy of which is available under the Company's profile at www.sedar.com, for further information regarding the La Mina Gold Project and the PEA

In March 2022, the Company initiated field work in preparation for conducting a work program, including initializing an exploratory drill program. The work program intends to complete exploratory drilling southeast of gold-copper mineralization identified in historic drill programs at the La Garrucha target. The cost of such work is expected to be approximately $1.9 million.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

São Jorge Gold Project

During the three months ended February 28, 2022, the Company incurred $38,356 of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services, costs to conduct the infill drill core sampling program, and expenditures for camp maintenance costs.

As part of its current Strategic Review Process, the Company is considering various additional options for potential work at the project in 2022, which includes the commissioning of additional studies on the project, including a PEA which was announced in 2021. The PEA for the project will continue to be advanced during the second half of 2022 as results are obtained from the infill drill core sampling program.

Through initial work on the PEA, the Company identified opportunities to better define and expand existing mineralization which included initiation of a confirmatory infill drill core sampling program in 2021. Assay results from the infill sampling program confirmed the presence of mineralized intervals that included previously unsampled intervals located at surface and generally outside of known mineralization or resource models. The results of the initial infill sampling program justified a follow-up phase of additional sampling which extended into the first quarter of 2022.

The second phase of the infill core sampling program has been completed with a total of 3,584 core samples collected from 82 drill holes in the two phases. The second phase of the core sampling program was focused in the oxide zone of the deposit, with the objective to evaluate the presence of near-surface mineralization that could potentially off-set the cost for the deposit pre-striping in the mining phase. Results from the remainder of the infill core sampling program will be released when they are received and interpreted.

Whistler Gold-Copper Project

During the three months ended February 28, 2022, the Company incurred $36,684 of expenditures on the Whistler Project which included consulting fees to vendors that provided geological and technical services and camp maintenance costs.

In 2022, the Company intends to maintain the Whistler Project in good standing. The Company is currently evaluating opportunities to initiate exploration activities at the project later in 2022.

Titiribi Gold-Copper Project

During the three months ended February 28, 2022, the Company incurred $54,078 of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments. In 2022, the Company intends to maintain the Titiribi Project in good standing. The Company has proposed a work program which includes a drill program to be completed in 2022, however the program is currently under application with Antioquia's Secretary of Mines at the Antioquia Government for approval. A deferral of this program was submitted as a result of restrictions due to the COVID-19 pandemic, as well as recent proceedings of the local municipality described in further detail below and it was granted until April 2024. With the granting of the deferral, the initially planned work program will be deferred until 2023 or later as the Company focuses on higher priority projects.

In May 2021, the Municipal Council issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. As such, the Company plans to challenge this decision of the municipality through appropriate proceedings on the same basis as the prior successful challenge of the municipality's similar actions in 2017 and 2018. While the Company believes that it will be successful based on the advice of its local counsel and past precedent, there can be no assurance that it will be successful in such proceedings, which are subject to the risks normally associated with such legal proceedings, generally.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Investment in Gold Royalty Corp.

The Company owns 20,000,000 shares of Gold Royalty Corp. ("GRC"). GRC is listed on the NYSE and the fair value of the Company's investment in GRC is $104,188,500 as at February 28, 2022.

On April 12, 2022, the Company acquired 250,000 common shares of GRC at an average price of US$4.23 per share through open market purchases over the facilities of the NYSE American

Results of Operations

COVID-19

The Company is closely monitoring the ongoing COVID-19 pandemic which continues to cause significant widespread global infections and fatalities. It has materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place orders and other restrictions.

In response to the COVID-19 pandemic, the Company implemented various measures designed to ensure the health and safety of its personnel and other stakeholders, including instituting protocols and work from home procedures at its head office and other offices and operations.

In addition, as a result of the above-described restrictions and other measures, the Company determined to delay certain work programs that were planned for 2021 and 2022 on certain of its projects due to restrictions on the ability of its personnel and contractors to attend sites. Other than the aforementioned delay of scheduled work, the COVID-19 pandemic has not had a significant impact on the Company's operations. The 2022 exploration program for the La Mina Project has commenced, which was previously delayed due to the COVID-19 pandemic and restricted the movement of personnel and contractors to the worksite. COVID-19 pandemic restrictions have now been eased in Colombia, allowing work to be initiated. Additionally, COVID-19 pandemic restrictions in other jurisdictions that the Company operates continue to be eased.

In the three months ended February 28, 2022, many governments, including in Canada, continued vaccination programs and continued to ease restrictions on certain economic and social activities. Certain jurisdictions in which the Company has projects, such as Brazil and Colombia, have made significant progress in the roll-out of vaccination programs. While restrictions in Colombia and Brazil have eased, some restrictions remain due to the emergence of COVID-19 variants. The extent to which COVID-19 will continue to impact the Company's operations and projects, including its exploration and development plans, will depend on future developments which are highly uncertain and cannot be predicted at this time. These future developments include the vaccination of populations in the jurisdictions which the Company operates and the measures taken by various government authorities to contain the spread of the COVID-19 virus and its variants. See Risk Factors "Public Health Crises" in the Company's AIF.

Three months ended February 28, 2022, compared to the three months ended February 28, 2021

For the three months ended February 28, 2022, the Company had an operating loss of $3,321,098, compared to $2,785,987 for the three months ended February 28, 2021. The increase in operating loss was primarily the result of an increase in general and administrative expenses.

General and administrative expenses were $1,368,486 in the three months ended February 28, 2022, compared to $731,725 in the three months ended February 28, 2021. This increase was primarily the result of higher investor communications and marketing expenses and additional regulatory fees associated with the ATM Program.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $267,060 in the three months ended February 28, 2022, compared to $329,490 in the three months ended February 28, 2021. This decrease was primarily due to a reduction in overall management compensation as the former chief development officer assumed the position of chief executive officer following the resignation of the former chief executive officer effective April 1, 2021, which resulted in lower compensation paid as the position of chief development officer was eliminated.

Exploration expenses were $347,330 in the three months ended February 28, 2022, compared to $223,702 in the three months ended February 28, 2021. This increase was primarily due to costs incurred for the La Mina project, including consulting fees incurred for the PEA and surface rights payments, as well as costs associated with the sampling program for the São Jorge project.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Exploration expenditures incurred in the three months ended February 28, 2022, consisted primarily of: exploration and field expenses of $90,258, compared to $94,403 in the three months ended February 28, 2021; consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $105,539, compared to $37,119 in the three months ended February 28, 2021; payroll and employee expenses of $41,886, compared to $39,449 in the three months ended February 28, 2021; and other exploration expenses which included land fees required to maintain the projects in good standing of $109,647, compared to $52,731 in the three months ended February 28, 2021.

Exploration expenditures on a project basis for the periods indicated were as follows:

			For the period from
	For the three months ended		incorporation,
	February 28,		September 9, 2009, to
	2022	2021	February 28, 2022
	($)	($)	($)
La Mina	137,076	58,962	1,361,882
Titiribi	54,078	60,699	1,889,886
São Jorge	38,356	23,445	1,184,514
Whistler	36,684	300	2,922,725
Yellowknife	32,225	33,262	1,176,966
Almaden	23,574	3,824	282,982
Yarumalito	8,899	8,859	123,028
Cachoeira	8,856	34,351	6,749,374
Rea	7,582	-	276,770
Crucero	-	-	312,386
Montes Áureos and Trinta	-	-	1,819,966
Surubim	-	-	209,772
Batistão	-	-	30,902
Other Exploration Expenses	-	-	1,566,198
Total	347,330	223,702	19,907,351

Non-cash share-based compensation expenses were $683,236 in the three months ended February 28, 2022, compared to $727,103 in the three months ended February 28, 2021. The decrease was primarily the result of share-based compensation of $275,159 recorded by GRC in the three months ended February 28, 2021 with respect to the issuance of performance based restricted shares, compared to $nil for the three months ended February 28, 2022. This decrease was partially offset by an increase in share-based compensation resulting from a higher number of option grants during the three months ended February 28, 2022, compared to the three months ended February 28, 2021. During the three months ended February 28, 2022, options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.89 per GoldMining Share and are valid for a period of 5 years from their grant dates (three months ended February 28, 2021: no options were granted to employees and consultants of the Company).

Consulting fees paid to corporate development, information technology and human resources service providers were $60,349 in the three months ended February 28, 2022, compared to $17,970 in the three months ended February 28, 2021. The increase was primarily the result of higher marketing and corporate development activities in the current period.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Professional fees were $541,671 in the three months ended February 28, 2022, compared to $709,079 in the three months ended February 28, 2021. The decrease was primarily the result of decreased fees for legal, accounting, tax and advisory services, associated with the launch of GRC in the comparative period.

During the three months ended February 28, 2022, the Company's net loss was $3,073,642, or $0.02 per share on a basic and diluted basis, compared to a net loss of $2,918,607, or $0.02 per share, on a basic and diluted basis, for the three months ended February 28, 2021.

Other Items

Financing costs were $392,855 in the three months ended February 28, 2022, compared to $2,641 in the three months ended February 28, 2021. The increase was primarily the result of interest and other fees incurred on the Company's margin loan, which the Company obtained in October 2021.

Deferred Income Tax Recovery

For the three months ended February 28, 2022, the Company recognized a deferred income tax recovery of $606,219, compared to $nil for the three months ended February 28, 2021. The deferred income tax recovery was recognized as a result of the Company's loss during the quarter, reducing the Company's deferred tax liability. The Company's deferred tax liability resulted from the remeasurement of the Company's ownership of 20 million common shares of GRC at fair value during fiscal 2021.

Other comprehensive loss

During the three months ended February 28, 2022, the Company recorded an unrealized loss on revaluation of investment in GRC of $25,901,720 as a result of the decrease in the fair value of the GRC shares, offset by a deferred income tax recovery of $3,496,732 in other comprehensive loss. The investment in GRC is measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

			Diluted
For the quarter ended	Net income (loss)	Basic income (loss) per share	income (loss) per share
	($)	($)	($)
February 28, 2022	(3,073,642)	(0.02)	(0.02)
November 30, 2021	5,919,253	0.04	0.04
August 31, 2021	(6,985,309)	(0.05)	(0.05)
May 31, 2021	104,168,847	0.70	0.68
February 28, 2021	(2,918,607)	(0.02)	(0.02)
November 30, 2020	(4,095,111)	(0.03)	(0.03)
August 31, 2020	(3,226,411)	(0.02)	(0.02)
May 31, 2020	(1,906,637)	(0.01)	(0.01)

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters. During the three months ended November 30, 2021, the Company's positive net income was primarily the result of the Company's non-cash gain resulting from re-measuring its retained interest in GRC at the fair value of its 20 million GRC common shares on November 5, 2021, the date GRC completed its acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd., and the Company lost its significant influence over GRC. During the three months ended August 31, 2021, net loss was higher compared to other quarters as a result of the Company's share of loss in associate. During the three months ended May 31, 2021, the Company's positive net income was primarily the result of a non-cash gain resulting from re-measuring its retained interest in GRC at fair value following the loss of control of GRC as a subsidiary and the start of equity accounting on March 11, 2021, the date GRC completed its IPO. During the three months ended November 30, 2020, net loss was higher compared to other quarters as a result of increased share-based compensation due to the increase in the Company's share price during the period and increased transactional activities.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated:

	As at February 28,	As at November 30,
	2022	2021
	($)	($)
Cash and cash equivalents	9,109,258	11,658,308
Working capital deficit	(4,105,123)	(1,296,408)
Total assets	172,717,981	200,155,469
Total current liabilities	13,869,125	13,573,616
Accounts payable and accrued liabilities	1,126,224	991,913
Total non-current liabilities	6,881,280	10,877,455
Shareholders' equity	151,967,576	175,704,398

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at February 28, 2022, the Company had cash and cash equivalents totalling $9,109,258 compared to $11,658,308 at November 30, 2021, and $654,744 in other current assets compared to $618,900 at November 30, 2021. The decrease in cash and cash equivalents was primarily the result of operating expenditures incurred during the three months ended February 28, 2022.

The Company had accounts payable and accrued liabilities of $1,126,224 as at February 28, 2022, compared to $991,913 as at November 30, 2021. The increase in accounts payable and accrued liabilities of $134,311 was primarily the result of higher investor communications and marketing expenses. As at February 28, 2022, the Company had a working capital deficit (current assets less current liabilities) of $4,105,123 compared $1,296,408 at November 30, 2021.

In addition to planned work programs described under "Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, licence application and extension fees, and camp maintenance costs. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

The Company believes that cash on hand, its existing credit facility and ability to enter into future borrowings collateralized by the GRC shares after its maturity will provide it with sufficient capital resources to meet its obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans and debt financings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Contractual Obligations

The following table summarizes the Company's contractual obligations, including payments due for each of the next five years and thereafter:

Contractual Obligations	Payments Due by Period
	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	421,966	158,384	219,921	43,661	-
Land Access Agreement	19,926	19,926	-	-	-
Mineral Rights Agreement - Boa Vista Project(1)	792,128	792,128	-	-	-
Mineral Property Option Agreement - Surubim Project(2)	796,781	796,781	-	-	-
Surface Rights Lease Agreement - La Mina Project(3)	101,394	101,394	-	-	-
Total Contractual Obligations	2,132,195	1,868,613	219,921	43,661	-

(1)	Payment is converted from R$3,220,000 to C$792,128 using the period end exchange rate of R$4.0650/C$1.
(2)	Payment is converted from US$628,660 to C$796,781 using the period end exchange rate of US$0.7890/C$1.
(3)	Payment is converted from US$80,000 to C$101,394 using the period end exchange rate of US$0.7890/C$1.

General and Administrative

The Company is renting or leasing various offices and storage facilities located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $421,966, which includes $21,832 related to low value assets and $40,955 related to short-term leases on the date of initial application. The remaining $359,179 in contractual payments relates to long-term leases at the date of initial application, that do not relate to low value assets and are disclosed as lease liabilities in the consolidated financial statements for the three months ended February 28, 2022.

Mineral Projects

Boa Vista Joint Venture Project

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG"), and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Surubim Project

Mineração Regent Brasil Ltda. ("Regent"), a subsidiary of BGC, entered into an option agreement on February 11, 2010, as amended January 16, 2011, March 23, 2015, May 30, 2019 and July 20, 2020, pursuant to which Regent acquired its interest in certain exploration licences by making cash payments. Pursuant to the amendment on July 20, 2020, the Company is required to make the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020 (deferred to October 2020 and paid);
●	US$40,000 (payable in R$ equivalent) in July 2021 (paid); and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If Regent fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration licence will be returned to the counterparty.

Pursuant to an option agreement between BGC and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, BGC was granted the option to acquire certain exploration licences for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency) ("ANM") granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016, and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019 (paid);
●	US$25,000 in June 2020 (paid);
●	US$25,000 in December 2020 (paid);
●	US$25,000 in June 2021 (paid);
●	US$25,000 in December 2021(paid);
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Cash Flows

Operating Activities

Net cash used in operating activities during the three months ended February 28, 2022, was $2,548,196, compared to $2,256,030 in the three months ended February 28, 2021. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, professional fees and exploration expenditures. The increase of net cash used in operating activities is primarily due to the Company's increase in general and administrative expenses incurred.

Investing Activities

Net cash used in investing activities during the three months ended February 28, 2022 was $59,595, compared to $182,098 during the three months ended February 28, 2021. The net cash used in investing activities during the three months ended February 28, 2022 was related to investment in joint venture in the amount of $24,804 compared to $nil in the three months ended February 28, 2021 and the purchase of computer software in the amount of $34,791 compared to $nil in the three months ended February 28, 2021. Further, during the three months ended February 28, 2022, the Company invested $nil in royalty acquisition costs compared to $212,098 during the three months ended February 28, 2021.

Financing Activities

Net cash provided by financing activities during the three months ended February 28, 2022, was $66,762, compared to $62,695 during the three months ended February 28, 2021. Net cash provided by financing activities was primarily related to cash received from the exercise of options during the three months ended February 28, 2022, in the amount of $294,199 compared to $43,000 in the same period of the prior year, offset by interest paid on the margin loan of $197,926 compared to $nil in the three months ended February 28, 2021. During the three months ended February 28, 2021, share subscriptions in the amount of $137,428 were received in connection with GRC's private placement, which closed on December 4, 2020, compared to $nil received during the three months ended February 28, 2022. GRC was a consolidated subsidiary of the Company and its transactions were reflected in the consolidated cash flow through to the date it ceased to be a subsidiary of the Company on completion of the IPO on March 11, 2021. Following the IPO, the consolidated cash flows of the Company no longer reflect the cash flows of GRC. During the three months ended February 28, 2022, lease payments were made in the amount of $29,511 compared to $28,134 during the three months ended February 28, 2021, and interest and principal repayments were made in the amount of $nil on the Company's short-term credit facility compared to $89,599 during the three months ended February 28, 2021.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three months ended February 28, 2022, the Company incurred the following related party transactions:

●

During the three months ended February 28, 2022, the Company incurred $nil (compared to $10,500 for 2021) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid in the prior period were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. The Company also granted Options to the related party with the fair value of the Options expensed during the three months ended February 28, 2022, in the amount of $7,345 compared to $4,086 during the three months ended February 28, 2021, using the Black-Scholes option pricing model.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

●

During the three months ended February 28, 2022, the Company incurred $36,113 (compared to $16,800 for 2021) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman and are within industry standards. As at February 28, 2022, $5,139 was payable to such related party compared to $nil as at November 30, 2021 and $66,667 is included in prepaid expenses and deposits compared to $nil as at November 30, 2021.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended February 28, 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the three months ended February 28, 2022 and 2021 comprised of:

	For the three months ended
	February 28,
	2022	2021
	($)	($)
Management Fees	40,970	55,970
Director and Officer Fees	62,647	111,265
Share-based compensation	342,631	476,394
Total	446,248	643,629

As at February 28, 2022, $13,307 was payable to key management personnel for services provided to the Company compared to $20,793 as at November 30, 2021. Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Existence of Impairment Indicators for Exploration and Evaluation Assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Changes in, and Initial Adoption of, Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year. The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company's financial statements for the three months ended February 28, 2022.

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and the investment in GRC. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, margin loan payable and government loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture, due to related parties and government loan amounts approximate fair value due to their short terms to settlement. The Company's margin loan payable is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as there have been no significant change in the underlying credit and market rate risks since its initial negotiation. The Company's short-term investment and investment in GRC are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of the short-term investment and investment in GRC are determined by obtaining the quoted market price of the short-term or investment in GRC and multiplying it by the quantity of shares held by the Company.

Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	February 28,	As at November 30,
	2022	2021
	($)	($)
Assets
United States Dollar	111,444,915	138,692,454
Brazilian Real	35,754	17,610
Colombian Peso	84,358	183,151
Total	111,565,027	138,893,215

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $12,922,667.

The impact of a Canadian dollar change against United States Dollar on investment in GRC by 10% at February 28, 2022 would have an impact, net of tax, of approximately $9,012,305 on other comprehensive loss for the three months ended February 28, 2022. The impact of a Canadian dollar change against U.S. dollars on the Company's other financial instruments based on balances at February 28, 2022 would have an impact of $554,614 on net loss for the three months ended February 28, 2022.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents, lease liabilities and government loan payable are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in 3-month USD LIBOR would not have a significant impact on net loss for the three months ended February 28, 2022. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at February 28, 2022, the Company has a working capital deficit (current assets less current liabilities) of $4,105,123.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, government loan and margin loan are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances and ownership of liquid assets at its disposal. The Company also owns 20 million shares of NYSE listed Gold Royalty Corp. (closing share price as of February 28, 2022 of US$4.11 reflects a value of US$82,200,000). On January 18, 2022, GRC announced a quarterly cash dividend of US$0.01 per common share to be paid quarterly starting on March 31, 2022, which would amount to quarterly dividend payments of US$200,000 to be received by the Company. GoldMining believes that its cash on hand, its existing credit facility and ability to enter into future borrowings collateralized by the GRC shares after the maturity of the existing facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Other price Risk

The Company is exposed to equity price risk as a result of holding an investment in GRC. The Company does not actively trade this investment. The equity prices of this investment is impacted by various underlying factors including commodity prices. Based on the Company's investment in GRC held as at February 28, 2022, a 10% change in the equity price of this investment would have an impact, net of tax, of approximately $9,012,305 on other comprehensive loss for the three months ended February 28, 2022.

Outstanding Share Data

As of the date hereof, the Company has 152,446,116 GoldMining Shares outstanding.  In addition, the following options and restricted share rights outstanding are summarized below.

Share Options

The outstanding share options to purchase GoldMining Shares as of the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
July 8, 2022	2.28	65,000
July 22, 2022	1.69	2,150,000
October 27, 2022	1.55	50,000
January 30, 2023	1.34	50,000
February 28, 2023	1.23	310,000
March 30, 2023	2.09	130,380
March 29, 2023	1.21	100,000
April 20, 2023	1.20	200,000
November 26, 2023	0.78	1,760,000
January 2, 2024	0.78	2,500
January 14, 2024	0.95	50,000
April 10, 2024	0.94	5,000
June 25, 2024	0.96	25,000
August 7, 2024	1.05	1,829,250
November 25, 2024	1.05	230,250
July 8, 2025	2.28	50,000
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,515,000
August 25, 2026	1.52	100,000
November 11, 2026	1.83	2,516,250
November 24, 2026	1.84	140,000
December 7, 2026	1.57	25,000
January 17, 2027	1.98	18,945
January 18, 2027	2.01	50,000
March 21, 2027	2.25	100,000
April 7, 2027	2.07	100,000
		11,972,575

Each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As of the date of this MD&A, there are 37,500 restricted share rights outstanding, which are convertible into 37,500 GoldMining Shares.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2022

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Management of the Company performed an evaluation of the design and operating effectiveness of the Company's Disclosure Controls and Procedures ("DC&P"), as defined by National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). This evaluation was performed under the supervision of and with participation by the Company's CEO and CFO. Management concluded the Company's DC&P were effective as at February 28, 2022 to provide reasonable assurance that: (i) material information relating to the Company and its consolidated subsidiaries is made known to them by others, particularly during the period in which interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within required time periods.

Internal Controls over Financial Reporting

In accordance with NI 52-109, management is responsible for establishing and maintaining adequate DC&P and Internal Control Over Financial Reporting ("ICFR").

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at November 30, 2021, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no significant changes in the Company's ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three months ended February 28, 2022.

While management of the Company have designed the Company's DC&P and ICFR, they expect that these controls and procedures may not prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedar.com.